UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 11, 2026

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com https://x.com/novartisnews

PRESS RELEASE

Novartis delpacibart braxlosiran (del-brax) Phase I/II study in facioscapulohumeral muscular dystrophy (FSHD) meets primary biomarker endpoint

Ad hoc announcement pursuant to Art. 53 LR

•	FORTITUDE study met primary and key secondary endpoints of reduction in KHDC1L and creatine kinase levels, with safety profile consistent with previous results

•	Del-brax indicates potential to become the first disease-modifying treatment for FSHD, a progressive and irreversible neuromuscular disease affecting approximately 45-87k people in the US and EU

•	Novartis plans to engage global regulatory authorities on Phase I/II data; Phase III study currently enrolling

Basel, June 11, 2026 – Novartis announced today that the biomarker cohort of the FORTITUDE Phase I/II study of del-brax met its primary and key secondary endpoints, with reductions in KHDC1L (cDUX) and creatine kinase biomarker levels indicating both strong target engagement and reduction in muscle damage in patients with facioscapulohumeral muscular dystrophy (FSHD). Del-brax is an investigational antibody oligonucleotide conjugate (AOC) – a new class of RNA therapeutics – showing potential to become the first disease-modifying treatment for FSHD, a rare, irreversible neuromuscular disease marked by relentless loss of muscle function and progressive disability.

“The FORTITUDE biomarker cohort data importantly replicate the target engagement and downstream muscle protection seen with del-brax in earlier dose-escalation cohorts. These results validate the dosing regimen implemented in our Phase III trial and lend further evidence of the potential for del-brax to have a significant impact for people with FSHD,” said Nazem Atassi, Global Head, Neuroscience and Gene Therapy Development, Novartis. “We are now evaluating the totality of the biomarker and clinical data and look forward to discussions with global regulatory agencies as we work with urgency to advance the development of del-brax for patients in need.”

Del-brax is designed to address the root cause of FSHD, the aberrant expression of DUX4. Combining the tissue specificity of monoclonal antibodies with the precision of oligonucleotides, the AOC platform enables targeted delivery of siRNA to suppress DUX4 expression in previously hard-to-reach muscle cells of FSHD patients. Del-brax is the only investigational agent showing disease-modifying potential for FSHD in clinical studies. This investigational therapy has received FDA Orphan Drug and Fast Track designations, and EMA Orphan Drug designation, and is currently in Phase III development.

Del-brax is one of three potential first-in-class, late-stage, disease-modifying AOC therapies added to the Novartis neuroscience pipeline through the acquisition of Avidity Biosciences completed in February 2026. Beyond del-brax for FSHD, the Avidity acquisition included delpacibart-etedesiran (del-desiran) in Phase III development for myotonic dystrophy type 1 (DM1), a rare progressive neuromuscular disorder with a poor prognosis and no disease-modifying therapies; and delpacibart-zotadirsen (del-zota) in Phase II development for Duchenne muscular dystrophy (DMD), a severe, early-onset disease marked by progressive muscle damage and reduced life expectancy. Together, these programs build on Novartis’ expertise in spinal muscular atrophy, creating an industry-leading neuromuscular pipeline.

About the del-brax FORTITUDE clinical development program

The FORTITUDE Phase I/II study (NCT05747924) is a randomized, double-blind, placebo-controlled clinical trial evaluating the safety, tolerability, pharmacokinetics, pharmacodynamics and exploratory efficacy of del-brax in 90 patients with FSHD.

The Phase I/II trial has three dose cohorts. The first two dose escalation cohorts A & B evaluated del-brax 2 mg/kg or 4 mg/kg versus placebo and were designed to assess safety as well as inform the dose and dose regimen of del-brax. Topline results from these two initial cohorts were presented at the 32nd FSHD International Research Congress in June 2025. Based on these results, the del-brax 2 mg/kg dose every 6 weeks was selected for Cohort C and the Phase III study.

Cohort C, a biomarker cohort, assessed the impact of del-brax 2 mg/kg every 6 weeks versus placebo for 12 months in 51 FSHD patients aged 16-70. The primary endpoint of the study cohort was change in plasma concentration of KHDC1L, a DUX4-regulated circulating biomarker. The key secondary endpoint was change from baseline in the levels of creatine kinase, a marker of muscle damage.

FORTITUDE-3 (NCT07038200), a randomized, double-blind, placebo-controlled Phase III study evaluating the efficacy and safety of del-brax, is currently enrolling 200 patients with FSHD aged 16-70 years. The primary endpoint is quantitative muscle testing (QMT) in the US and the 10-meter walk/run test (10MWRT) in Europe. Secondary endpoints include additional clinical functional measures, patient-reported outcomes on signs and symptoms of FSHD, and biomarkers.

About FSHD

Facioscapulohumeral muscular dystrophy (FSHD) is one of the most common forms of muscular dystrophy and is caused by aberrant expression of the DUX4 gene. The rare neuromuscular disease is estimated to affect between 45,000 to 87,000 people in the US and EU. People with FSHD typically begin to experience symptoms in their teenage or early adult years, characterized by progressive muscle weakness, pain, fatigue and disability. The disease leads to a steady loss of independence, with 20% of patients becoming wheelchair dependent. There are no currently approved therapies for FSHD.

Novartis in neuroscience

Neurological diseases are deeply personal, affecting people of any age, from newborns to seniors, often striking in the prime of life. At Novartis, we are doubling down on our commitment to neurology, expanding our legacy of innovation in spinal muscular atrophy (SMA) and multiple sclerosis (MS) to work in neuroimmunology, neurodegeneration, and neuromuscular diseases. Our goal is to protect people’s health across their lifespan, developing more treatment options that lead to better outcomes.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “investigational,” “pipeline,” “goal,” or similar expressions, or by express or implied discussions regarding: potential new products, including del-brax, del-desiran and del-zota; potential product launch of del-brax or potential future revenues from del-brax; results of ongoing clinical trials; or potential future, pending or announced transactions; or potential future sales or earnings from del-brax;. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that del-brax will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that del-brax will be commercially successful in the future. In particular, our expectations could be affected by, among other things, uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of our key products, commercial priorities and strategy; research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to del-brax; safety, quality, data integrity, or manufacturing issues; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.

Reimagine medicine with us: Visit us at www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

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Novartis Media Relations E-mail: media.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 11, 2026	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head of Financial Reporting and Accounting